UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

CISION LTD.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G1992S 109

(CUSIP Number)

Canyon Holdings (Cayman), L.P.

c/o GTCR Investment X AIV Ltd.

300 N. LaSalle Street

Suite 5600

Chicago, Illinois 60654

Attention: Jeffrey S. Wright

(312) 382-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO:

Dennis M. Myers, P.C.

Kirkland & Ellis LLP

300 N. LaSalle Street

Chicago, Illinois 60654

(312) 862-2000

September 12, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G1992S 109

(1)	Names of reporting persons Canyon Holdings (Cayman), L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 57,147,221
	(9)	Sole dispositive power
	(10)	Shared dispositive power 57,147,221
(11)	Aggregate amount beneficially owned by each reporting person 57,147,221
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 43.06%
(14)	Type of reporting person (see instructions) PN

CUSIP No. G1992S 109

(1)	Names of reporting persons Canyon Partners, Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 57,147,221
	(9)	Sole dispositive power
	(10)	Shared dispositive power 57,147,221
(11)	Aggregate amount beneficially owned by each reporting person 57,147,221
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 43.06%
(14)	Type of reporting person (see instructions) OO

CUSIP No. G1992S 109

(1)	Names of reporting persons GTCR Investment X AIV Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 57,147,221
	(9)	Sole dispositive power
	(10)	Shared dispositive power 57,147,221
(11)	Aggregate amount beneficially owned by each reporting person 57,147,221
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 43.06%
(14)	Type of reporting person (see instructions) OO

This Amendment No. 6 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 6, 2017, as amended by Amendment No. 1 filed with the SEC on November 8, 2017, as further amended by Amendment No. 2 filed with the SEC on March 26, 2018, as further amended by Amendment No. 3 filed with the SEC on May 23, 2018, as further amended by Amendment No. 4 filed with the SEC on June 19, 2018 and as further amended by Amendment No. 5 filed with the SEC on July 11, 2018 (as amended, the “Original Schedule 13D”). Except as set forth herein, the Original Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

The responses to Item 4 and Item 6 of this Statement are incorporated herein by reference.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Items 5(a) and 5(b) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The following information is as of the date hereof and assumes there are 132,713,555 Ordinary Shares outstanding based on the 130,713,555 Ordinary Shares reported outstanding in the the Issuer’s form of prospectus filed with the SEC on September 11, 2018 pursuant to rule 424(b)(3) under the Securities Act of 1933, as amended, plus the 2,000,000 Ordinary Shares issued to Holdings as described in Item 6 of this Schedule 13D.

Holdings is the direct beneficial owner of 57,147,221 Ordinary Shares. The Ordinary Shares held by Holdings represent approximately 43.06% of the Ordinary Shares outstanding as of the date of this Statement.

Canyon Partners, by virtue of its being the general partner of Holdings, may be deemed to possess indirect beneficial ownership of 57,147,221 Ordinary Shares. The Ordinary Shares which may be deemed to be beneficially owned by Canyon Partners represent approximately 43.06% of the Ordinary Shares outstanding as of the date of this Statement.

GTCR AIV, by virtue of its being the sole shareholder of Canyon Partners, may be deemed to possess indirect beneficial ownership of 57,147,221 Ordinary Shares. The Ordinary Shares which may be deemed to be beneficially owned by GTCR AIV represent approximately 43.06% of the Ordinary Shares outstanding as of the date of this Statement.

Decisions of GTCR AIV with respect to the voting and disposition of the Ordinary Shares are made by a vote of a majority of its directors, and, as a result, no single person has voting or dispositive authority over such securities. Messrs. Philip A. Canfield, David A. Donnini, Collin E. Roche, Craig A. Bondy, Constantine S. Mihas, Mark M. Anderson, Aaron D. Cohen, Sean L. Cunningham, Benjamin J. Daverman and Lawrence C. Fey are each managing directors of GTCR LLC, which provides management services to GTCR AIV, and each disclaims beneficial ownership of the securities held by GTCR AIV, except to the extent of his pecuniary interest in such securities. The filing of this Statement shall not be construed as an admission that any such individual is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

(b) By virtue of the relationship among the Reporting Persons described in Item 2 of the Original Schedule 13D, each such Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the 57,147,221 Ordinary Shares as set forth in rows 7 through 13 of the cover pages of this Statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended by inserting the following as a new paragraph at the end of the disclosure set forth under the heading “Merger Agreement”:

As of September 10, 2018, the price of the Issuer’s Ordinary Shares during the preceding 30 consecutive trading days exceeded $16.00 in accordance with the criteria set forth in the Merger Agreement. As a result, on September 13, 2018, the Issuer issued 2,000,000 additional Ordinary Shares (the “Earn-out Shares”) to Holdings pursuant to the Merger Agreement. The Earn-out Shares were issued for no additional consideration.

Item 6 of the Original Schedule 13D is hereby amended by inserting the following as a new paragraph at the end of Item 6:

Underwriting Agreement and Lock-Up Agreement

Pursuant to an Underwriting Agreement (the “Underwriting Agreement”), dated as of September 12, 2018, by and among the Issuer, Holdings and the other selling shareholders named therein (collectively, the “Selling Shareholders”), and Deutsche Bank Securities Inc., Citigroup Global Markets Inc. and Goldman Sachs & Co. LLC (collectively, the “Representatives”), as representatives of the several underwriters named therein (collectively, the “Underwriters”), the Selling Shareholders agreed to sell to the Underwriters in an underwritten public offering an aggregate of 12,000,000 Ordinary Shares (the “Public Offering”). The Selling Shareholders also granted to the Underwriters a 30-day option to purchase up to 1,800,000 additional Ordinary Shares (the “Option Shares”). Holdings agreed to sell 11,044,991 Ordinary Shares to the Underwriters pursuant to the Underwriting Agreement, plus an additional 1,656,749 Ordinary Shares if the Underwriters exercise their option to purchase additional Ordinary Shares in full. The sale of the Ordinary Shares to the Underwriters (excluding the Option Shares) closed on September 17, 2018.

In connection with the Public Offering, the Selling Shareholders, including Holdings, and the directors and executive officers of the Issuer entered into a lock-up agreement (the “Lock-up Agreement”) with the Representatives. Under the Lock-up Agreement, each party to the Lock-up Agreement agreed, subject to certain exceptions, not to sell or transfer any Ordinary Shares or securities convertible into, exchangeable for, or exercisable for Ordinary Shares, for 60 days after September 12, 2018 without first obtaining the written consent of Deutsche Bank Securities Inc.

The summaries of the Underwriting Agreement and Lock-up Agreement contained in this Item 6 are qualified in their entirety by reference to the Underwriting Agreement and the Lock-up Agreement, each of which is filed as an exhibit hereto and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement among the Reporting Persons, dated as of September 17, 2018.

Exhibit 2	Underwriting Agreement, dated as of September 12, 2018 (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on September 17, 2018).

Exhibit 3	Form of Lock-up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on September 17, 2018).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 17, 2018

Canyon Holdings (Cayman), L.P.

By:	Canyon Partners, Ltd.
Its:	General Partner

By:	/s/ Jeffrey S. Wright
Name:	Jeffrey S. Wright
Its:	Appointed Officer

CANYON PARTNERS, LTD.

By:	/s/ Jeffrey S. Wright
Name:	Jeffrey S. Wright
Its:	Appointed Officer

GTCR INVESTMENT X AIV LTD.

By:	/s/ Jeffrey S. Wright
Name:	Jeffrey S. Wright
Its:	Appointed Officer